Exhibit 2

July 11, 2005

Mr. John T. Schuessler

Chairman, CEO and President

Wendy’s International, Inc.

4288 West Dublin-Granville Road

Dublin, OH 43017-0256

Dear Mr. Schuessler:

As you know, Pershing Square Capital Management, L.P. (“Pershing”) is an investment management firm that currently owns a 9.9% equity interest in Wendy’s International, Inc. (“Wendy’s” or the “Company”).

We are writing this letter to express our strong belief that Wendy’s stock is currently undervalued and that if the Company were to implement certain strategic initiatives (“the Proposal”), substantial shareholder value will be created with corresponding long-term benefits for the Company, its employees, and franchisees. While we have made numerous attempts to set up meetings with Company management and other Company representatives to share our views, the Company has denied our requests to engage in discussions. We are hopeful that upon a review of the strategic alternatives we have outlined in this letter, you will begin a dialogue with us regarding the substantial value that can be realized if the Company were to pursue the Proposal.

We feel compelled to write this letter now because of recent press reports that suggest that the Company may be pursuing an acquisition of Allied Domecq’s Quick Service Restaurants or its subsidiary companies that include Dunkin Donuts, Baskin-Robbins, and Togo’s(1).  We believe that such a significant acquisition would distract management from its publicly stated intention of focusing managerial resources on its core businesses.  Consequently, we believe that it would be mutually beneficial to share our analysis with you before you consider a potential acquisition.

We have retained The Blackstone Group L.P. (“Blackstone”) as our financial advisor to evaluate the Proposal.  Under its own independent analysis, and based on certain estimates and projections for the Wendy’s business from research reports, industry sources, and other sources that Blackstone has not had an opportunity to review with Wendy’s management, Blackstone arrives at similar conclusions regarding the substantial unrealized value in Wendy’s stock.

(1)          Dow Jones News Service, June 17, 2005.

Blackstone’s analysis suggests that the recent $48 market price of the Company’s shares (approximately $5.7 billion of fully diluted equity value) reflects a discount to its estimate of the intrinsic equity value of the Company of approximately $60 to $70 per share, or a 25% to 46% premium over the recent market price (approximately $7.1 billion to $8.3 billion of fully diluted equity value) which we believe can be achieved if the Company were to effectuate the Proposal.

Since Pershing acquired its initial 9.3% stake in Wendy’s, the fully diluted equity market value of the Company has appreciated by more than $1 billion as shareholders have concluded that the probability of a value-enhancing transaction has increased.  However, we believe that Wendy’s current market price still does not fully reflect Tim Hortons’ growth prospects or the potential to increase shareholder value by refranchising Wendy’s-operated restaurants and using the proceeds to repurchase shares.

In summary, the Proposal calls for the following three steps to be effectuated by the Company:

(1)          Spin-off Tim Hortons

(2)          Refranchise a significant portion of Wendy’s-operated restaurants

(3)          Repurchase Wendy’s shares using proceeds from refranchising

Furthermore, given the numerous value creating opportunities available to the Company, management should refrain from pursuing a significant acquisition prior to a full evaluation of the strategic opportunities outlined herein.

Spin-off of Tim Hortons

Given Tim Hortons’ substantial free cash flow growth and its expected contribution of more than half of the Company’s total 2005E operating income, we believe that the most effective and immediate way to create shareholder value would be to separate Tim Hortons from the Company as a standalone publicly traded enterprise.

Such a transaction would have several long-term strategic benefits.  Spinning off Tim Hortons would likely boost managerial productivity for both entities by improving resource allocation and overall corporate focus.  The public listing of Tim Hortons would allow each of Wendy’s and Tim Hortons’ management teams to be compensated based on the performance of the business it runs. Having publicly traded stock would also increase Tim Hortons’ ability to attract and retain talented management.  From a capital markets perspective, we are also confident that an appropriately valued Tim Hortons business would be highly sought after by Canadian and U.S. shareholders and would attract a strong research following due to its multi-billion dollar equity market value, substantial growth prospects, strong free cash flow generation, iconic brand, and unique stature in Canadian culture.

Clearly, our voice is not alone.  We believe that many Wendy’s shareholders and members of the Wall Street research analyst community have frequently questioned the benefits of having Tim Hortons under the same corporate structure as Wendy’s given the minimal synergies that exist between the two companies.  Indeed, the majority opinion on the Street is that Wendy’s could create significant value for its shareholders by pursuing a spin-off.  Merrill Lynch analyst Rachael Rothman wrote in her research report on June 13, 2005, “We estimate that Wendy’s could be worth as much as $64 to $76 per share if shareholder activists are successful in encouraging management to pursue strategic initiatives, such as a potential spin-off of Tim Hortons and/or the monetization of Wendy’s company-owned assets.”

One might question why Tim Hortons’ value is not fully reflected in the current trading price. Tim Hortons offers a unique combination of stability and growth.  It is one of the most recognizable brands in Canada.  Its strong, consistent cash flows, generated from its nearly pure franchising business model, will have great appeal to shareholders looking for a stable income stream with significant growth, limited risk and minimal maintenance capital.  A spin-off will present standalone financial statements for Tim Hortons, obligating the market to appropriately value the business prospects of Tim Hortons.  A spin-off will also allow the respective management teams to focus their attention on each of Tim Hortons and Wendy’s businesses and implement value-enhancing strategies that may not have been pursued as a combined entity.  As such, we believe that as long as Tim Hortons is owned under the Wendy’s corporate umbrella, the Company will trade at a depressed valuation.

We note that since April 26, 2005, the day Pershing filed its 13D disclosing the purchase of its initial 9.3% stake in Wendy’s, the stock has increased 15.1% during a period when Quick Service Restaurant comparables are down an average of 0.6%(2).  We believe that the reason for Wendy’s strong relative stock price performance – despite disappointing same store sales and concerns over beef prices – is that the market is attributing a higher probability-adjusted expectation for a spin-off of Tim Hortons given our recent 13D filings and given the substantial turnover in Wendy’s share base.  We are therefore convinced that the share price would be even higher if Wendy’s were to actually complete the spin-off.  Furthermore, if Wendy’s shareholders were to conclude that a spin-off is not in the immediate future, the stock price of Wendy’s may return closer to its “unaffected” stock price as of market closing on April 26, 2005 of $41.73.

We believe that if Wendy’s were to spin-off Tim Hortons, the total value immediately available to Wendy’s shareholders would be approximately $54 per share, based on the midpoint of Blackstone’s spin-off analysis range of $49 to $59 per share(3). We believe this $54 per share of total equity value would consist of approximately $36 per share of Tim Hortons stock and approximately $18 per share of the remaining Wendy’s businesses (“Wendy’s ex-Hortons”). This analysis assumes that Tim Hortons is spun off debt-free and that all of the Company’s debt is allocated to Wendy’s ex-Hortons.

As part of our valuation analysis, we have examined many publicly traded comparable companies in order to determine the price at which a standalone Tim Hortons would be valued.  Our belief is that there are few, if any, publicly traded companies which are comparable to Tim Hortons, given its (i) stable and growing cash flows generated from the royalty revenues of its nearly 100% franchised business model and from the rental revenues of its real estate assets (i.e.,

(2)          As of July 11, 2005.  Restaurant comparables include McDonalds, Yum, Sonic, and CKE Restaurants.

(3)          Blackstone’s analysis assumes a spin-off transaction occurs on 12/31/05.  Consequently, the equity values of Tim Hortons and Wendy’s ex-Hortons are as of 12/31/05.

land and buildings which are leased to its franchisees) – of note, we believe that rental revenues account for over half of Tim Hortons’ EBITDA; (ii) significant intangible value associated with Tim Hortons’ dominant Canadian market position and iconic brand; and (iii) highly attractive franchisee-level economics.  As such, we have asked Blackstone to perform a discounted cash flow analysis of Tim Hortons.  This analysis indicates an equity value of Tim Hortons in the range of $33 to $39 per share, which implies an enterprise value range of approximately $3.9 billion to $4.6 billion(4).

In addition, we have assessed with the help of our advisors, accountants and attorneys the tax and legal issues that would arise from a spin-off of Tim Hortons.  We would be pleased to share with you and your financial advisors all of our findings regarding structure and taxes.  The Blackstone value range for Tim Hortons takes into account potential tax inefficiencies as well as expected separation costs associated with the spin-off.

In its analysis, Blackstone assumed that Wendy’s ex-Hortons would trade at approximately 7x to 8x Next Twelve Months (“NTM”) EBITDA.  This analysis is based on a review of the trading multiples of comparable publicly traded Quick Service Restaurant businesses.  In addition, Blackstone has performed a discounted cash flow analysis that suggests an equity value range for Wendy’s ex-Hortons of approximately $17 to $21 per share.

To demonstrate the conservative nature of these assumptions, at an $18 stock price, which implies an EV / NTM EBITDA multiple of 7.3x, Wendy’s ex-Hortons would trade at a discount to McDonalds on an NTM EV/EBITDA basis, despite better unit growth and margin improvement opportunities, and at a significant discount to its other competitors –Yum and Sonic.

Refranchising of Wendy’s Ex-Hortons and Share Repurchases

In addition to a spin-off of Tim Hortons, we believe that the Company should commence a strategic refranchising initiative whereby it would convert the substantial majority of its Wendy’s operated restaurants to franchised restaurants.  Based on Blackstone’s analysis, we believe that by undergoing such an initiative, the Company could create $11 to $13 per share of incremental value for Wendy’s shareholders on top of the value created by a spin-off.  In sum, Blackstone’s analysis suggests that a Wendy’s refranchising initiative combined with a spin-off of Tim Hortons could create total value for Wendy’s shareholders of approximately $60 to $70 per share, with a midpoint of $65 per share.

This refranchising initiative would have several long-term strategic benefits. By reducing the number of owned and operated units, the Company would be able to focus more of its resources on new product development, marketing, quality assurance, enhanced franchisee training programs and improved franchisee performance monitoring.  Given intensifying competition in the industry and the growing number of food alternatives afforded to customers, Wendy’s can best compete by having the most innovative products and the best trained and prepared operators running its restaurants.  Doing so, however, requires managerial focus and

(4)          As of 12/31/05, the assumed date of the spin-off transaction.

corporate resources that are currently heavily drained in the oversight and maintenance of far too many Company-operated restaurants and in the management of multiple brands.

Furthermore, we are convinced that a franchisee, particularly an experienced multi-unit operator, can run a more efficient restaurant than the Company currently does.  Our analysis is supported by the advice of industry experts as well as a comparison of the financials of select multi-unit Wendy’s franchisees with the Company’s public financials.  Finally, we believe that by executing an aggressive refranchising initiative, the Company will no longer be seen as a competitor to its franchisees but rather as a true partner, which will likely improve franchisee relations.  We believe that the best run franchisors in the world, including Tim Hortons, own very few units and do not compete with their franchisees for these and other reasons.

The Proposal calls for the conversion of approximately 230 to 300 Company-owned units to franchised units per year, beginning in 2006 and ending in 2010, when the Company would have roughly 99% of its total units franchised.  This would still leave 50 owned units in the system, a number that we believe would be sufficient to test new products and remain in touch with unit-level economics and other operational issues.  To the extent this assumption is modified to reflect maintaining 300 owned and operated units at the Company, it would have only an approximate $1 to $2 per share negative impact on total value.  For conservatism, we have assumed that Wendy’s owned restaurants operate at substantially lower EBITDA margins than other franchisees with comparable average unit volumes.

For its analysis, Blackstone assumed that a Wendy’s-owned restaurant operated by an independent franchisee would have 8% EBITDA margins after paying a market rent and franchisee fee to Wendy’s.  Consequently, based on FY2005E average owned unit sales of approximately $1.45mm, 8% EBITDA margins and a 4.5x EBITDA valuation multiple for each existing restaurant’s cash flows, Wendy’s could generate approximately $525,000 pre-tax for the franchisee rights and equipment for each restaurant it converts.  By selling the franchisee rights and the restaurant equipment (the shortest-life assets in a restaurant) and using the capital generated to repurchase Wendy’s stock, the Company can achieve meaningful EPS growth.

The refranchising initiative will substantially reduce maintenance capital expenditures and D&A expense for Company-owned stores and improve EBITDA, net income margins, and earnings quality by increasing the proportion of the Company’s cash flow that is generated from its higher margin and more stable real estate and franchising businesses.  Finally, by selling the franchisee rights rather than the real estate associated with these restaurants, the Company will be able to raise a considerable amount of capital and still avoid potential taxable gains from the sale of any owned real estate.

Under this refranchising initiative, we believe that by 2010, Wendy’s ex-Hortons could have EBITDA margins of over 30% versus the Wendy’s segment today, which operates at low to mid-teen EBITDA margins.  In addition to this margin improvement, the reduced capital expenditures required for building new restaurants and maintaining existing owned stores will allow for a Fiscal Year 2006E – 2010E free cash flow compound annual growth rate of roughly 20%.  The reduced capital intensity, improved margins, greater free-cash flow generation, and other improved financial metrics of new Wendy’s would have the additional benefit of improving the Company’s credit profile with the rating agencies.

Blackstone has assumed that a refranchised Wendy’s ex-Hortons would trade between 9x and 10x NTM EBITDA.  Given the expected free cash flow and EPS growth rates generated from franchise revenues and rental income, we believe these multiples are conservative. At $29 per share, Wendy’s ex-Hortons would trade at 9.2x NTM EBITDA and 21.7x NTM EPS.  In support of these findings, Blackstone has also performed a discounted cash flow analysis of Wendy’s ex-Hortons that suggests an equity value range of approximately $27 to $31 per share.

In conclusion, we are confident that there is a significant amount of unrealized value waiting to be unlocked for Wendy’s existing shareholders.  We also believe that a majority of Wendy’s shareholders would be in favor of unlocking shareholder value through a spin-off of Tim Hortons, refranchising and share repurchases.

We urge the Company’s management not to pursue any significant acquisitions before meeting with us and fully evaluating the Proposal.  We and our advisors have done a substantial amount of analysis to reach the conclusions outlined herein and, as such, we are writing to formally request the opportunity to present and discuss our ideas, assumptions, and analysis.  We would like to meet with you as soon as possible at the place of your convenience.  I look forward to hearing from you.

Sincerely,

William A. Ackman
Managing Member of the General Partner